

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 14, 2022

Frank Hawley
Chief Executive Officer
MHHC Enterprises Inc.
400 Union ST SE, Ste. 200
Olympia, WA 98501

> **Re: MHHC Enterprises Inc.**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed December 22, 2021**
> **File No. 024-11406**

Dear Mr. Hawley:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 19, 2021 letter.

Amendment No. 2 to Offering Statement on Form 1-A

General

1.   Please include your signatures section after the financial statements and notes to financial statements.

Risk Factors, page 3

2.   Please add risk factor disclosure to address the risks related to significant costs in maintaining compliance with the financial reporting for Tier II Regulation A issuers and the cost associated with assessing the effectiveness of your internal controls over financial reporting. Include a quantified discussion of your recent costs to adhere to regulatory

requirements that includes hiring new GAAP experts.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15</u>

3.   We note your response to our prior comment 3 and reissue in part. Please revise to expand the description of your operating results to include more detailed and quantified information about material changes that would cause reported financial information not to be indicative of future operating results or financial condition, including the following:
     • specifically address the amount of invalid claims that reduced cost of revenue in 2020, and what caused the increase to cost of revenue in 2021; and
     • revise to include how your warranty reserve liability and future claims are estimated, and quantify and explain trends in your loss development, over the periods presented.
     Refer to Item 9 of Form 1-A.

<u>Business, page 19</u>

4.   We note your response to our prior comment 4 and reissue in part. Please revise to expand the description of your business to include more detailed information about distribution channels, pricing models, clients or client groups. Refer to Item 7(a) of Form 1-A.

     You may contact Bonnie Baynes at (202) 551-494 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Sonia Bednarowski at (202) 551-3666 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance

cc: William Eilers, Esq.